Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited

Announces Securing Supply of Durians for Sales

Sydney, Kuala Lumpur February 15, 2022, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today its subsidiary, World Integrated Supply Ecosystem Sdn. Bhd. ("WISE") has secured a minimum of 3 containers of durian product for sale in April pursuant to a supply agreement with CSL Durian Holding Sdn. Bhd. WISE is expected to take delivery and sell these durians in April to the Asia and China markets. Additional supply of containers of durian will depend on WISE's sales orders. WISE is a Malaysia company engaged in the business of the provision of Halal certification to qualified businesses / operations, the establishment of Halal products supply chain, and sale of Halal products.

Dato' Megat Radzman, CEO of WISE, stated "We are excited to secure the first supply of the highly sought durian products from Malaysia. This is our first foray in the sales of durian products, and we intend to use this as an entry into new market to promote our Halal certification, and product and services." Dato' Megat Radzman further added, "There are strong demand for halal products worldwide. We are now following up on enquiries from Asia and Europe interested in working with us on Halal products. We hope to open the European markets through a strategic link up with distributor(s) in Europe, as this will be one of the key markets for us going forward."

Mr. Xiaodong Zhang, IMTE CEO, stated "WISE's long-term strategy is to build a global supply chain for Halal products on a secure digital marketplace for growers, producers and traders. The supply contract for durians gives us immediate market recognition and allow us to pursue our Halal initiatives in these markets."

About World Integrated Supply Ecosystem Sdn. Bhd. ("WISE")

WISE is a Malaysia company engaged in the business of providing Halal certification to qualified businesses / operations, the establishment of Halal products supply chain, and sale of Halal products.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

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